

Mail Stop 3561

February 21, 2018

Via E-mail
Tracy G. Schmidt
Chief Executive Officer and President
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

> **Re:** **CNL Strategic Capital, LLC**
> **Registration Statement on Form S-1**
> **Filed February 12, 2018**
> **File No. 333-222986**

Dear Mr. Schmidt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the audited financial statements included in your filing do not include at least $5 million in net tangible assets. We refer you to your letter dated November 17, 2016. On that basis, it is unclear how you concluded that your proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank check company and the registration statement does not fail to comply with Rule 419 of Regulation C under the Securities Act of 1933. Accordingly, please revise the registration statement to comply with Rule 419, or advise.

2. We note the statement that on February 7, 2018 you met the minimum offering amount and commenced operations. Please revise the tables and accompanying text on pages 50-

Tracy G. Schmidt
CNL Strategic Capital, LLC
February 21, 2018
Page 2

52 to update the statements regarding the amount available for investment and "Minimum Offering."

Our Portfolio, page 90

3. In the last paragraph on page 90 you disclose that Lawn Doctor's primary source of revenue is the franchise royalty fee. You also disclose that Lawn Doctor total system-wide sales were $118 million for the twelve months ended December 31, 2017 and Lawn Doctor's total revenue has grown at a compound annual growth rate of approximately 6% since 2009. Please revise to also discuss and quantify the amount of franchise royalty fees that Lawn Doctor earned during the twelve months ended December 31, 2017 as a result of the $118 million in Lawn Doctor system-wide sales and indicate what growth in franchise royalty fees has occurred since 2009.

New Legislation or Administrative or Judicial Action, Page 165

4. We note that this section had addressed pending tax legislation. Please advise us of the extent to which changes under the enacted legislation are expected to materially affect your operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jason D. Myers, Esq.
       Clifford Chance US LLP